UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the

Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections

13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number 333-147114

CENTERPOINT ENERGY TRANSITION BOND COMPANY III, LLC

(Exact name of registrant as specified in its charter)

1111 Louisiana

Suite 4689A

Houston, Texas 77002

(713) 207-5747

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

2008 Senior Secured Transition Bonds, Tranche A-1

2008 Senior Secured Transition Bonds, Tranche A-2

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:

2008 Senior Secured Transition Bonds, Tranche A-1: 20

2008 Senior Secured Transition Bonds, Tranche A-2: 7

Pursuant to the requirements of the Securities Exchange Act of 1934, CenterPoint Energy Transition Bond Company III, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 2, 2009	By:	/s/ Marc Kilbride
Marc Kilbride
Manager, Vice President and Treasurer